

September 15, 2021

R. Steven Hicks
Chief Executive Officer
Capstar Special Purpose Acquisition Corp.
405 West 14th Street
Austin, Texas 78701

      **Re: Capstar Special Purpose Acquisition Corp.**
         **Form 10-K/A for the fiscal year ended December 31, 2020**
         **Filed July 8, 2021**
         **File No. 001-39362**

Dear Mr. Hicks:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-K/A filed July 8, 2021

Exhibits , page 71

1.     Please amend your Form 10-Q for the six months ended June 30, 2021 and your Form 10-K/A for the period ended December 31, 2020 with complete Section 302 certifications that reference internal control over financial reporting in the headnote to paragraph 4.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Frank Wyman at 202-551-3660 or Kevin Vaughn at 202-551-3494 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences